Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell rights of GigCapital, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated October 8, 2019, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of rights in any jurisdiction in which the making or acceptance of offers to sell rights would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of GigCapital, Inc. by MacKenzie Partners, Inc. (the “Information Agent”) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

GigCapital, Inc.

of

Up to 14,873,256 of its Rights to Receive One-Tenth of One Share of Common Stock

at a Purchase Price of $0.99 Per Right

GigCapital, Inc., a Delaware corporation (the “Company”), is offering to purchase up to 14,873,256 of its outstanding rights (the “Rights”), at a purchase price of $0.99 per Right, in cash, without interest, for an aggregate purchase price of $14,724,523.44 (each of the Rights representing the right to receive one-tenth of one share of the Company’s Common Stock) upon the terms and subject to certain conditions described in the Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”, which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

On February 22, 2019, the Company, Kaleyra S.p.A., an Italian corporation (“Kaleyra”), Shareholder Representative Services LLC, as representative for the sellers, and each of the following holders of the ordinary shares of Kaleyra, Esse Effe S.p.A, Maya Investments Limited, Hong Kong Permanent Shine Limited, Ipai Terry Hsiao, Giacomo Dall’Aglio, Alex Milani, Luca Giardina Papa, Filippo Monastra, Matteo Castelucci, Kirk Tsai, Justyna Miziolek, Erjon Metko, Claudio Ippolito, Andrea Riccardi, and Francesco Vizzone, entered into a stock purchase agreement, as amended (and as it may be further amended from time to time), pursuant to which the Company agreed to acquire all of the outstanding ordinary shares of Kaleyra and its subsidiaries (the “Business Combination”).

Upon the closing of the Business Combination, which is anticipated to occur in the fourth calendar quarter of 2019, each outstanding Right will be converted into one-tenth of one share of the Company’s Common Stock. The purpose of the Offer is to provide the holders of the Rights who may not wish to retain the shares into which their Rights convert following the Business Combination the possibility of receiving cash for their Rights in connection with the closing of the Business Combination.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 6, 2019, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Rights being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Rights by giving oral or written notice of such extension to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer will expire at one minute past 11:59 p.m., New York City time, on Wednesday, November 6, 2019, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

The Offer is only available for outstanding Rights. The Company also has outstanding shares of Common Stock, warrants and units. Each unit is comprised of one share of Common Stock, three-quarters of one warrant to purchase one share of Common Stock and one Right. You may tender Rights that are included in units, but to do so you must first separate such Rights from the units and then tender such Rights. Right holders desiring to tender Rights must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

Generally, a U.S. Holder (as defined below) will be subject to U.S. federal income taxation and applicable withholding with respect to cash received in exchange for the Rights the right holder tenders in the Offer. The receipt of cash for tendered Rights will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 14 of the Offer to Purchase. A Non-U.S. Holder (as defined below) may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of Rights. All right holders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult with their own tax advisors with respect to their particular circumstances.

A “U.S. Holder” is a beneficial owner of Rights that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Rights that is not a U.S. Holder.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Depositary or the Information Agent makes any recommendation to any right holder as to whether to tender or refrain from tendering any Rights. None of the Company, its Board of Directors, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Right holders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult with their own financial and tax advisors. Right holders must decide whether to tender their Rights and, if so, how many Rights to tender. In doing so, a right holder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The Company’s directors and executive officers have advised the Company that they do not intend to tender their Rights in the Offer. In addition, the Company has entered into agreements with certain right holders that provide that such holders will not deliver their Rights in response to the Offer, and the Company may enter into similar agreements with other right holders, including one right holder with whom the Company has announced that it has entered into a non-binding letter of intent to not deliver their Rights in response to the Offer. The Company is informed that all right holders with whom it either has an agreement or has entered into a non-binding letter of intent currently hold approximately 11,659,147 Rights.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all right holders, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s Right holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Rights, as reflected on the records of the transfer agent as of October 8, 2019. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Right holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Information Agent:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Telephone: (212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com